Second Quarter 2009 Earnings Call
August 13, 2009

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’
‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.
 Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’
 useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2008
  EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the
 Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company’s 9% First Preferred Ship Mortgage Notes due 2014. We do not
 intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management’s discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

(In $ 000's)	2Q 09	2Q 08	% Change
Revenues	$54,881	$80,094	-31%
EBITDA as reported	$18,072	$28,978	-38%
Net (loss) income as reported	($89)	$11,714	-
EPS as reported	$0.00	$0.36	-100%
Ex-items			
Income tax on exchange variance[(1)]	3,027	2,164	40%
Adjusted Net income	$2,938	$13,878	-79%
Adjusted EPS (In $)	$0.10	$0.43	-77%

(1) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business
Ultrapetrol’s 2Q 09 & Subsequent Events Highlights
➢ 2Q 09 Net Income includes a $3.0 million loss due to a provision on income tax attributable to unrealized foreign currency gains in our Brazilian subsidiary(1)
➢ Financial debt reduced by a net figure of $17.6 million in 2Q 2009
➢ As of June 30, 2009, we held cash & cash equivalents of $57.4 million
➢ On August 7, 2009, we took delivery of the sixth PSV in our Offshore Supply Business fleet, UP Rubi. The vessel is scheduled to be delivered to Petrobras under a 4-year time charter

RIVER BUSINESS

(In $ 000's unless indicated otherwise)	2Q 09	2Q 08	% Change
Volume loaded (metric tons)	704,738	1,189,527	-41%
Revenues	$19,849	$34,855	-43%
Fuel Expense	(5,282)	(13,097)	-60%
Other Voyage Expenses	(3,927)	(4,831)	-19%
Running costs	(7,419)	(9,005)	-18%
G&A	(2,417)	(2,248)	8%
Other operating expense	(55)	29	
Investment in affiliates	78	202	-61%
Other, net	(239)	(147)	63%
Segment EBITDA	**$588**	**$5,758**	**-90%**

River Business 2Q 09 Highlights
(1) Other Voyage Expenses = voyage expenses - fuel costs
(1)
➢ Fuel Expense reduced more than proportionally to volume loaded due to lower prices and more efficient consumption per ton
➢ Other Voyage Expenses reduced less than proportionally because they include fixed cost components such as fleeting expenses and third party harbor tug expenses
➢ Pushboat costs, representing around 70% of Running Costs, only decreased 11%. Barge costs also diminished less than proportionally

2Q 09 vs. 2Q 08 - Breakdown per Ton Transported
Effect of reduction of volume loaded on cost per ton carried	Difference 2Q 09 vs. 2Q 08
Increase in Other Voyage Expenses (Excluding Fuel)	$1.51 or 37%
Increase in Running Costs	$2.96 or 39%
Total increase in Operating Costs (Excluding Fuel )	$4.47 or 38%
(In $ / Ton)	2Q 09	2Q 08	Difference
Average Freight Rate	$23.66	$27.67	-14%
Difference	-$4.01
Of which
Fuel adjustment explains	-$5.29
Average price increases and cargo mix explain	+$1.28
➢ The increase in costs on a per ton basis we have experienced in 2009, despite significant efficiency gains, reflects the fixed cost component of expenses (excluding fuel) in our River
Business. With higher volumes loaded costs / ton should decrease significantly

Paraguay: Soybean Seeded Area & Production[1]

Mill. Hectares / Mill. Tons
8
7
6
5
4
3
2
1
0
2.4
6.2
2.6
6.8
2.3
3.8
2.6
5.8
2007
2008
2009
2010 Est.
Seeded Area
Production

River Business 2Q 09 Overview and Outlook
(1) Source: FAS - USDA
(2) Source: Capeco statistics - www.capeco.org.py
7.2
➢ IF RAINFALL IN 2010 RECOVERS TO NORMAL LEVELS THEN THE PRODUCTION OF SOYBEAN SHOULD BE
SIMILAR TO LEVELS EXPERIENCED IN PREVIOUS YEARS
➢ IRON ORE à REDUCED VOLUMES TRANSPORTED IN 2009 DUE TO WEAK PRODUCTION OF IRON ORE MINES
IN CORUMBA AND VERY LOW WATER LEVELS ON THE HIGH PARAGUAY RIVER. HOWEVER, STEEL
PRODUCTION IS NORMALIZING AND EXPORT ACTIVITY HAS SLOWLY RECOMMENCED SO 2010 VOLUMES MAY
INCREASE
▪ Paraguayan soybean production ( as well as
soybean production in the region) has suffered from a
severe drought in 2009 à USDA estimates a
production of 3.8 million for 2009 (a loss of 3.4 million
tons from previous estimates)
▪ Private estimates and export statistics to date
indicate that total crop in Paraguay could be as low as
3 million tons only(2)
➢ Our revised expectation for 2009 River Business EBITDA is estimated at $ 3.5 million given small crop and low river levels
Original USDA
estimate for 2009

River Business Strategy for 2010
➢ Given the lower volumes to be transported in 2009 we have drastically reduced our expenses this year reducing personnel, harbor tugs and fleeting expenses. We will continue to try to reduce costs in the balance of the year
➢ Re-bottoming program in progress à We aim at achieving maximum operational capacity of fleet in 1Q
2010 for a normalized crop
➢ New Yard:
- Final stages of preparation
- Fiberglass covers factory is in full production
- Steel leveling and cutting is in full production
- Expected to be welding barges in 4Q 09
- Due to Argentinean local currency depreciation and a decrease in the price of main materials expected production costs of new barges will be reduced from original estimates

OFFSHORE SUPPLY BUSINESS

(In $ 000's)	2Q 09	2Q 08	% Change
Revenues	$9,284	$10,974	-15%
Voyage expenses	(312)	(491)	-36%
Running costs	(3,686)	(4,427)	-17%
G&A	(1,595)	(1,826)	-13%
Other operating income	-	384	
Gain on derivative instruments	40	-	-
Net income attributable to noncontroling interest in subsidiaries	(95)	(185)	-49%
Other, net	(11)	30	-
Segment EBITDA	$3,625	$4,459	-19%
Gain on 2Q 09 derivative instruments already accounted for in 4Q 08[1]	$601	-	-
Segment EBITDA including 2Q 09 gain on derivative instruments already accounted for in 4Q 08	$4,226	$4,459	-5%

Offshore Supply Business 2Q 09 Highlights
FMV as of Dec 31, 08 of British
pounds hedges covering 2Q 09
exposure
➢ On August 7, 2009 we took delivery of the sixth PSV in our Offshore Supply Business fleet, UP Rubi. The vessel is scheduled to be delivered to Petrobras under a 4-year time charter
➢ During the quarter we paid the third installment (Keel Laying) due under the shipbuilding contract for the second of our two PSVs under construction in China. Also, we have recently paid the third installment for two of the four PSVs under construction in India
(1) Please refer to note 8 on page F-27 of our Form 20-F filed with the SEC on March 17, 2009

Vessel	Deck Area	Expected Delivery
UP Jasper	1,020 m^2	4Q 2009 / 1Q 2010
UP Turquoise	1,020 m^2	1Q 2010 / 2Q 2010
Indian PSV 1	840 m^2	1Q 2010 / 2Q 2010
Indian PSV 2	840 m^2	2Q 2010 / 3Q 2010
Indian PSV 3	840 m^2	3Q 2010
Indian PSV 4	840 m^2	4Q 2010 / 1Q 2011

30,000
25,000
20,000
15,000
10,000
5,000
0
$ / day
26,069
20,604
19,615
19,879
2Q 08
2Q 09
North Sea Fleet
Brazilian Fleet

11

Offshore Supply Business 2Q 09 overview and outlook
▪ Our fleet is very well positioned to profit from Brazilian emerging market and Petrobras offshore exploration
➢ Brazilian Market
✓ Petrobras Pre-Salt exploration and production
allow long term contracts at attractive rates
✓ Petrobras’ capex program for pre-salt layer
projects provides very good opportunities for our
very modern fleet fit for deep water exploration
➢ North Sea Market
▪ Q2 09 North Sea spot rates are lower than Q2 08
level. Financial crisis reduced demand creating a
spot temporary excess capacity in areas like North
Sea
£ swap effect
21,963
✓ Currency hedging strategy proven to be very
efficient
✓ Possibility of repositioning our 3 PSVs
currently operating in the North Sea in Brazil as
their current charters expire soon
Newbuildings’ Expected Deliveries(1)
(1) These dates are practical estimates of commencement of service and do not reflect contractual delivery dates
North Sea & Brazilian Fleets TC Rates

OCEAN BUSINESS

(In $ 000's)	2Q 09	2Q 08	% Change
Revenues	$25,748	$34,265	-25%
Voyage Expenses	(4,517)	(1,715)	163%
Running Costs	(8,020)	(8,737)	-8%
G&A	(2,108)	(1,791)	18%
Other operating income	250	(41)	-
Gains on derivatives, net	-	(449)	-
Investment in affiliates	32	(77)	-
Other, net	7	1	-
Segment EBITDA	$11,392	$21,456	-47%

Ocean Business 2Q 09 Highlights
➢ Currently operating five product tankers chartered on long term basis to oil majors in South America
➢ Allow us to provide stable cash flow and consolidate our presence in the region
Product Tanker Fleet
Our Capesize vessels P. Marisol
and P. Susana operated during
the 2Q 09 under a COA
employment (vs. TC in 2Q 08).
Additionally, we took delivery of
our new Tanker Mediator I in 2Q
09
Mostly as a result of lower
Capesize rates in 2Q 09

Capesize Fleet Gross Profit Contribution(1)
$ Million
90
80
70
60
50
40
30
20
10
0
16.6
24.3
79.8
51.4
28.4
2006
2007
2008
2009Est.
2010Est.

$ Million
16
14
12
10
8
6
4
2
0
12.5
11.6
11.7
14.2
1Q 09
2Q 09
3Q 09 E
4Q 09 E
TOTAL = $50.0 million

4 Capesize Time Charter Routes Average
$ / Day
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
2Q 09
3Q 09
4Q 09
Cal 2010

Capesize Fleet 2Q 09 Overview & Outlook
3 Ships
3.1 Ships
4 Ships
4 Ships
3 Ships
(1) Please refer to slide 19 in our “Fourth Quarter and Fiscal 2008 Earnings Presentation” filed as 6-K with SEC on March 13, 2009
Previous Estimates (March 13, 2009)
Industry overview:
(2) As from August 1, 2009 - Basis 4 vessels in 2009 and 3 vessels in 2010
Actual
Future Curve
➢ 98% coverage of Capesize fleet days for the remaining of
2009 and 66% for 2010 (2)
Actual 1Q 09 & 2Q 09 and current estimates of
GPC based on Baltic Exchange forward
assessments as of August 10, 2009
➢ Capesize market has showed a substantial increase in
4CTC levels which will benefit our Capesize fleet in 4Q 09
when our vessels complete their scheduled COA’s
employments
➢ Cal 2010 has stabilized @ around $30,000 per day which
allows to predict reasonable levels of cash flow
➢ Increasing cancellations and deletions may partially
mitigate oversupply
(3) GPC may be higher if our Capesize fleet operates 4 vessels in 2010
(3)
Estimated
Actual

(All figures in $ millions)	2H 2009	2010
River Business		
Shipyard Construction	4.6	-
Re-engining & Re-powering Project	17.9	5.3
Zonda I construction	2.5	
Barge Building	2.4	17.5
Barge Enlargement & Re-bottoming	5.3	7.8
Total River Business	**32.7**	**30.6**
Offshore Supply Business		
1 PSV Construction in Brazil	0.6	-
4 PSVs Construction in India	17.3	30.3
2 PSVs Construction in China	10.2	10.2
Total Offshore Supply Business	**28.1**	**40.5**
Ocean Business		
Dry docks (Capesize fleet)	7.6	2.5
Total Ocean Business	**7.6**	**2.5**
Ultrapetrol Total Capital Expenditures	**68.4**	**73.6**

➢ 2H 2009-2010 Total CAPEX = $142.0 million
➢ Cash & Cash Equivalents as of June 30, 2009 of $57.4 million
➢ Undrawn portion of DVB / Natixis Financing (Indian PSVs) as of June 30, 2009: $76.4 million
➢ Additional leverage capacity:
 • Brazilian and Chinese PSV newbuildings not mortgaged to any financing
 • BNDES has approved post delivery financing of our UP Rubi (recently delivered) - US$ 18.7 million, 17 years term and fixed rate
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
CAPEX Program

(In $ 000's)	2Q 09	2Q 08	% Change
Revenues			
Attributable to River Business	$19,849	$34,855	-43%
Attributable to Offshore Supply Business	9,284	10,974	-15%
Attributable to Ocean Business	25,748	34,265	-25%
Total revenues	$54,881	$80,094	-31%
Voyage expenses			
Attributable to River Business	(9,209)	(17,928)	-49%
Attributable to Offshore Supply Business	(312)	(491)	-36%
Attributable to Ocean Business	(4,517)	(1,715)	163%
Total voyage expenses	($14,038)	($20,134)	-30%
Running costs			
Attributable to River Business	(7,419)	(9,005)	-18%
Attributable to Offshore Supply Business	(3,686)	(4,427)	-17%
Attributable to Ocean Business	(8,020)	(8,737)	-8%
Total running costs	($19,125)	($22,169)	-14%
Amortization of dry dock & intangible assets	(1,142)	(928)	23%
Depreciation of vessels and equipment	(9,161)	(8,253)	11%
Administrative and commercial expenses	(6,120)	(5,865)	4%
Other operating income	195	372	-48%
Operating profit	$5,490	$23,117	-76%
EBITDA			
Attributable to River Business	588	5,758	-90%
Attributable to Offshore Supply Business	3,625	4,459	-19%
Attributable to Ocean Business	11,392	21,456	-47%
Discontinued operations	(309)	(2,899)	-89%
Financial income	123	204	-40%
Other financial expense	2,653	-	
EBITDA	$18,072	$28,978	-38%

Quarter-on-Quarter Ultrapetrol’s Income Statement

(In $ 000's)	2Q 09	2Q 08	% Change
Operating Profit	5,490	23,117	-76%
Financial expense and other financial expenses	(3,313)	(4,402)	-25%
Financial income	123	204	-40%
Net gains on derivatives, net	40	(449)	-109%
Investment in affiliates	15	(60)	-125%
Other, net	(243)	(116)	109%
Total other expenses	(3,378)	(4,823)	-30%
Income from continuing operations before income taxes	2,112	18,294	-88%
Income taxes	(1,889)	(2,740)	-31%
Income from continuing operations	$223	$15,554	-99%
EPS (In USD), from cont. operations	$0.01	$0.48	-98%
Loss from discontinued operations	(312)	(3,840)	-92%
Net income attributable to Ultrapetrol (Bahamas) Limited	($89)	$11,714	-101%
EPS (In USD) attributable to Ultrapetrol (Bahamas) Limited	$0.00	$0.36	-100%
Non-cash gains on FFAs	-	-	-
Provision on income Tax on unrealized foreign currency gains	3,027	2,164	40%
Adjusted Net income attributable to Ultrapetrol (Bahamas) Limited	$2,938	$13,878	-79%
Adjusted EPS attributable to Ultrapetrol (Bahamas) Limited	$0.10	$0.43	-77%

Quarter-on-Quarter Ultrapetrol’s Income Statement

(In $ 000's)	At June 30, 2009	At December 31, 2008	% Change
ASSETS			
Cash & Cash Equivalents	$57,407	$105,859	-46%
Accounts Receivables	22,611	17,782	27%
Other Current Assets	51,232	84,271	-39%
Vessels and Equipment, Net	576,313	552,683	4%
Noncurrent Other Receivables	24,082	36,551	-34%
Noncurrent Restricted Cash	1,179	1,170	1%
Other Noncurrent Assets	27,322	26,743	2%
TOTAL ASSETS	$760,146	$825,059	-8%
LIABILITIES			
Accounts Payable	15,458	21,747	-29%
Accrued Interest	2,034	2,567	-21%
Current Portion of Long-term Financial Debt	21,710	43,421	-50%
Other Current Liabilities	2,802	4,431	-37%
Long-term Financial Debt	364,420	369,519	-1%
Deferred Income Tax Liability	9,817	6,515	51%
Noncurrent Other Payables	0	0	
UPB Shareholder's Equity	338,710	371,889	-9%
Noncontrolling interest in subsidiries	5,195	4,970	5%
TOTAL LIABILITIES & SH. EQUITY	$760,146	$825,059	-92%

Ultrapetrol’s Balance Sheet

Thank You
Q & A

($000)	Three months ended June 30, 2009	2008
Total cash flows provided by (used in) operating activities	3,976	(11,331)
Total cash flows provided by (used in) investing activities	(17,185)	(12,366)
Total cash flows provided by (used in) financing activities	(17,846)	12,197
Net cash provided by (used in) operating activities from continuing operations	3,960	(7,645)
Net cash provided by (used in) operating activities from discontinued operations	16	(3,686)
Total cash flows provided by (used in) operating activities	3,976	(11,331)
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	6,300	8,225
Expenditure for dry docking	1,554	716
Income Taxes	1,889	2,740
Financial Expenses	5,966	4,402
Gain on derivatives, net	110	24,229
Other adjustments	(1,398)	(790)
Adjustments from discontinued operations		
Increase / Decrease in operating assets and liabilities	(632)	519
Expenditure for dry docking	-	261
Income Taxes	-	-
Financial Expenses	3	7
Other adjustments	304	-
EBITDA FROM CONTINUING OPERATIONS	**18,381**	**31,877**
EBITDA FROM DISCONTINUED OPERATIONS	**(309)**	**(2,899)**
CONSOLIDATED EBITDA	**18,072**	**28,978**

Cash flows from operating activities to EBITDA reconciliation
(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the
Indenture governing the Company’s 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management’s discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

($000)	Three months ended June 30, 2009			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	(2,784)	2,322	5,952	5,490
Depreciation and amortization	3,533	1,369	5,401	10,303
Investment in affiliates / Net income attributable to noncontroling interest in subsidiaries	78	(95)	32	15
Net Gains on derivatives, net	0	40	0	40
Other Net	(239)	(11)	7	(243)
Segment EBITDA	**$588**	**$3,625**	**$11,392**	**$15,605**
Items not included in segment EBITDA				
Financial income				123
Other financial expenses				2,653
From discontinued operations				(309)
Consolidated EBITDA				**$18,072**

Segment operating profit (loss) to EBITDA reconciliation

($000)	Three months Ended June 30, 2008			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	2,593	3,402	17,122	23,117
Depreciation and amortization	3,110	1,212	4,859	9,181
Investment in affiliates / Net income attributable to noncontroling interest in subsidiaries	202	(185)	(77)	(60)
Net Gains on derivatives, net	-	-	(449)	(449)
Other Net	(147)	30	1	(116)
Segment EBITDA	**$5,758**	**$4,459**	**$21,456**	**$31,673**
Items not included in segment EBITDA				
Financial income				204
From discontinued operations				(2,899)
Consolidated EBITDA				**$28,978**

Segment operating profit to EBITDA reconciliation

(In $ 000's)	2Q 09 Incl. Disc. Op.	2Q 08 Incl. Disc. Op.	2Q 09 Excl. Disc. Op.	2Q 08 Excl. Disc. Op.
Net income as reported	($89)	$11,714	$223	$15,554
EPS as reported	$0.00	$0.36	$0.01	$0.48
Adjustments				
Income Tax on Exchange Variance Provision[1]	3,027	2,164	3,027	2,164
Adjusted Net Income	$2,938	$13,878	$3,250	$17,718
Adjusted EPS (In $)	$0.10	$0.43	$0.11	$0.54

Adjusted Net Income & Adjusted EPS
to Net Income & EPS reconciliation
(1) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply
Business.